SuperCom Ltd.

A Proxy pursuant to the Companies Regulations (Voting in Writing and Position
Notices), 5766-2005

Part 2

Name of company:	SuperCom Ltd.
Mailing address:	Ha’Sharon Industrial Park, P.O.B. 5039, Qadima 60920, Israel
Company’s registry number:	52-004407-4
Date of general meeting:	April 29 , 2007
Type of general meeting:	Extraordinary
Record Date:	March 29, 2007

Shareholder’s details
Name:
ID number:
If the shareholder is not an Israeli citizen:
Passport number:
Date of issuance of passport:
Date of expiration of passport:
If the shareholder is a corporation:
Registry number:
Incorporation state:

Manner of Vote

Resolution Number	Vote [1]

	For	Against	Abstain
1
2
3
4

Signature	Date

1 If this section is not signed, you will be deemed to have abstained.

Shareholders holding shares through a Stock Exchange Member ((חבר בורסה (according to section 177(1) of the Companies Law) - this proxy will be valid only if an ownership authorization is attached, except when the voting is via the Internet.
Shareholders authorized in the Shareholders Registry - the proxy will be valid if a copy of ID/Passport/Certificate of Incorporation is attached.